                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 25)*

                               AEP Industries Inc.
                                 (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                    001031103
                                  (CUSIP Number)

                                  William Ehrman
                EGS Partners, L.L.C., 350 Park Ave., 11th Fl.,
                         New York, NY 10022 212-755-9000
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                                 March 16, 2000
           (Date of event which requires filing of this statement)

                                Page 1 of 31 Pages

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.d-1(g), check the following box / /

     NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


- ----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Management, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC, OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  545,688
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          545,688
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          545,688
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          7.3%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          OO
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Associates, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  342,920
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          342,920
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          342,920
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          4.6%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Partners, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,278,181
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,278,181
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,278,181
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          17.0%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IA
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Bev Partners, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  174,085
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          174,085
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          174,085
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          2.3%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Jonas Partners, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  28,683
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          28,683
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          28,683
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                           .3%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          William Ehrman
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    42,556
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,823,869
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 42,556
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,823,869
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,866,425
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          24.8%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Frederic Greenberg
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   PF   OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                   6,702
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,823,869
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 6,702
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,823,869
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,830,571
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                           24.4%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Julia Oliver
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   OO
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
------------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,823,869
------------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,823,869
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,823,869
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          24.3%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
------------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Jonas Gerstl
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   OO
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
------------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,823,869
------------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,823,869
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,823,869
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          24.3%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
------------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"),
(iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"),
(iv) Jonas Partners, L.P., a New York limited partnership ("Jonas Partners"),
(v) William Ehrman, (vi) Frederic Greenberg, (vii) Jonas Gerstl, and
(viii) Julia Oliver, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries Inc. (the "Company"), is hereby amended and restated by this Amendment No. 25 to the Schedule 13D as follows:

ITEM 1.    SECURITY AND ISSUER.

     This statement relates to the common stock (the "Common Stock"),issued by AEP Industries Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 125 Phillips Avenue, South Hackensack, New Jersey 07606.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a)   This statement is filed by (i) EGS Associates, L.P., a
Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a New York limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (vii) Julia Oliver, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (ix) EGS Management, L.L.C., a Delaware limited liability company ("EGS Management") with respect to shares of Common Stock beneficially owned by EGS Associates, BEV Partners and Jonas Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.


     The members of each of EGS Management and EGS Partners are William Ehrman, Frederic Greenberg, Julia Oliver, and Jonas Gerstl (collectively, the "Managing Members").

As of February 11, 200, William Lautman is no longer associated with EGS Management and EGS Partners.

 As of March 31, 2000, FK Investments, L.P. ceased be affiliated with EGS Management and EGS Partners and the individual Reporting Persons ceased to beneficially own the shares held by FK Investments.

     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Management, EGS Partners, Bev Partners, Jonas Partners and each of the Managing Members is 350 Park Avenue, 11th Floor, New York, New York 10022.

     (c) The principal business of each of EGS Associates, Bev Partners and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the Managing Members are as Managing Members of EGS Management and EGS Partners. The principal business of EGS Management is to serve as general partner to certain private investment partnerships.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates and Bev Partners are Delaware limited partnerships. Jonas Partners is a New York limited partnership. EGS Partners and EGS Management are Delaware limited liability companies.

ITEM 3.    Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, Jonas Partners, and EGS Management is approximately $10,993,755, $80,334, $5,626010, $524,555 and 17,144,621, respectively. The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg is approximately $60,011.

     Messrs. Ehrman and Ms. Oliver currently own directly no shares of Common Stock.


     The shares of Common Stock purchased by each of EGS Associates, Bev

Partners and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Greenberg were purchased with personal funds.

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Banc Of America Securities, LLC, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in accounts maintained at Goldman Sachs. Currently, the interest rate charged on such various margin accounts is approximately 7.75% per annum.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. Each may dispose of any or all of the shares of Common Stock held by it or him at any time.

     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.    Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based on 7,525,006 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 31, 2000, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended April 30, 2000.

     As of the close of business on July 31, 2000:

          (i) EGS Associates owns beneficially 579,585 shares of Common Stock, constituting approximately 7.7% of the shares outstanding.

          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially
5,661 shares, constituting less than 1% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 321,634 shares of Common Stock, constituting approximately 4.3% of the shares outstanding.

          (iv) Jonas Partners owns beneficially 31,033 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (v) Mr. Greenberg owns beneficially through ownership by himself, 6,702 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vii) Messrs. Ehrman and Gerstl and Ms. Oliver own directly no shares of Common Stock.

          (viii) EGS Management owns directly no shares of Common Stock. By reason of provisions of Rule 13d-3 of the Act, EGS Management may be deemed to own beneficially the 932,252 shares beneficially owned by EGS Associates, BEV Partners and Jonas Partners.

          By reason of the provisions of Rule 13D-3 of the Act, each of the Managing Members may be deemed to own the 579,585 shares of Common Stock beneficially owned by EGS Associates, the 5,661 shares beneficially owned by EGS Partners, the 321,634 shares beneficially owned by Bev Partners and the 31,033 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, EGS Management, Bev Partners and Jonas Partners are aggregated, they total 937,913 shares of Common Stock, constituting approximately 12.4% of the shares outstanding.

          (ix) In the aggregate, the Reporting Persons own beneficially a total of 944,615 shares of Common Stock, constituting approximately 12.6% of the shares outstanding.

(b) Each of EGS Associates, EGS Partners, Bev Partners and Jonas Partners has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the Managing Members. Discretionary accounts are party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.


The discretionary account is party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

            (ii) Mr. Greenberg has sole power to vote 6,702 shares that he personally owns.

     (c) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock from January 29, 2000 until August 8, 2000 by EGS Associates, EGS Partners, Bev Partners and Jonas Partners are set forth in Schedules A, B, C, and D, and, except as indicated, were all effected in the over-the-counter market. During such period, Messrs. Ehrman Greenberg and Gerstl and Ms. Oliver did not enter into any transactions in the Common Stock.

     (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.

                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 10, 2000

                            /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf
                            of EGS Management, L.L.C. and on behalf of
                            EGS ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                            and JONAS PARTNERS, L.P., and as a member of
                            EGS PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually

                                  SCHEDULE A
                                  ----------

                             EGS Associates, L.P.
                             --------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
2/8/00                           300                        32.93
2/8/00                           800                        33.17
2/22/00                        1,100                        30.59
2/22/00                        1,700                        30.13
2/24/00                        2,000                        30.64
2/25/00                        2,200                        31.01
2/29/00                        3,400                        30.75
3/3/00                           800                        31.07
3/7/00                         2,300                        30.11
3/10/00                          300                        28.95
3/15/00                        1,000                        28.01
4/4/00                         5,000                        31.75
4/5/00                         1,799                        31.79
4/6/00                         4,400                        32.03
4/6/00                         1,500                        31.94
4/7/00                         3,400                        32.06
4/12/00                        1,400                        32.24
4/14/00                        7,500                        32.09
4/17/00                        3,900                        31.91
4/18/00                        6,900                        32.21
4/19/00                        2,700                        32.18
4/20/00                        5,500                        32.19
5/2/00                        42,556                        22.88
6/23/00                        3,400                        21.72
6/28/00                        4,800                        22.53
6/29/00                        2,600                        22.59
6/30/00                        4,000                        23.49
7/3/00                         1,900                        25.50
7/5/00                         2,046                        25.56
7/6/00                         3,564                        25.62
7/7/00                         1,000                        25.80
7/10/00                        2,900                        25.49
7/11/00                        6,400                        25.05
7/12/00                        1,700                        25.47
7/14/00                          300                        26.15
7/17/00                        4,100                        26.28
7/18/00                        2,500                        26.71
7/19/00                        4,100                        26.83
7/20/00                        1,100                        26.92

7/21/00                          300                        26.96
7/24/00                        1,400                        26.92
7/25/00                        2,100                        26.87
7/26/00                        8,600                        26.66
7/27/00                          100                        27.05
7/28/00                          500                        26.90
7/31/00                        2,100                        26.68
8/1/00                         6,400                        26.61
8/2/00                         1,300                        27.06
8/3/00                         6,600                        26.42
8/4/00                         2,200                        27.06
8/8/00                           300                        27.20
8/9/00                         1,200                        27.31
8/15/00                        1,400                        29.84
8/17/00                        6,600                        29.87
8/18/00                        1,000                        29.83
8/23/00                        3,300                        29.73
8/24/00                        5,700                        29.66
8/29/00                        2,800                        29.75
8/30/00                        3,000                        29.51
9/5/00                         3,600                        29.59
9/6/00                        15,600                        28.75
9/8/00                         1,500                        30.79
9/11/00                        3,100                        32.15
9/13/00                        5,300                        32.21
9/14/00                        2,200                        32.77
9/19/00                        4,500                        32.99
9/20/00                        1,300                        33.03
9/21/00                        4,000                        33.22
9/22/00                        4,800                        32.99
9/25/00                          900                        33.38

                                  SCHEDULE B
                                  ----------

                             EGS Partners, L.L.C.
                             --------------------
                    (excluding EGS Overseas Fund Limited)

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
2/8/00                            25                        33.17
2/22/00                          100                        30.13
3/7/00                           100                        30.11
3/15/00                          100                        28.01
4/4/00                           100                        31.75
4/14/00                          200                        32.09
4/17/00                          100                        31.91
4/18/00                          100                        32.21
4/20/00                          100                        32.19
6/30/00                          500                        23.49
9/6/00                         1,200                        28.75
9/20/00                          100                        33.03
9/21/00                          100                        33.22
9/25/00                          100                        33.38

                                  SCHEDULE C
                                  ----------

                            EGS Overseas Fund, Ltd.
                            -----------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
4/14/00                          200                        32.09
6/21/00                        (714)                        23.47

                                  SCHEDULE D
                                  ----------

                              Bev Partners, L.P.
                              ------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
1/31/00                          300                        31.90
2/1/00                           100                        32.03
2/1/00                           500                        32.27
2/2/00                           800                        33.16
2/3/00                         1,300                        33.62
2/4/00                           400                        33.70
2/8/00                           100                        32.93
2/8/00                           400                        33.17
2/16/00                          500                        31.47
2/18/00                        1,700                        31.45
2/22/00                          500                        30.59
2/22/00                          800                        30.13
2/23/00                        1,300                        30.50
3/1/00                           300                        30.82
3/2/00                         1,200                        30.50
3/6/00                         1,300                        30.82
3/7/00                         1,200                        30.11
3/9/00                         1,600                        28.80
3/14/00                        5,800                        28.31
3/15/00                          500                        28.01
/16/00                         3,400                        28.03
3/17/00                        1,100                        28.02
3/20/00                          300                        28.07
3/22/00                          800                        28.36
3/30/00                          500                        31.07
3/31/00                          800                        31.49
4/3/00                           400                        32.04
4/4/00                         2,600                        31.75
4/13/00                          700                        32.30
4/14/00                        3,900                        32.09
4/17/00                        2,000                        31.91
4/18/00                        3,600                        32.21
4/19/00                        1,400                        32.18
4/20/00                        2,800                        32.19
6/16/00                        2,000                        18.34
6/19/00                          300                        18.41
6/20/00                          700                        19.72
6/21/00                          800                        23.48
6/22/00                        2,200                        22.81

6/23/00                        1,873                        21.72
6/26/00                        4,700                        22.65
6/27/00                        4,400                        22.54
6/28/00                        2,500                        22.53
6/29/00                        1,400                        22.59
6/30/00                        2,200                        23.49
7/3/00                           900                        25.50
7/5/00                         1,054                        25.56
7/6/00                         1,836                        25.62
7/7/00                           500                        25.80
7/10/00                        1,600                        25.49
7/11/00                        3,400                        25.05
7/12/00                          986                        25.47
7/13/00                        2,500                        25.48
7/17/00                        2,200                        26.28
7/18/00                        1,400                        26.71
7/19/00                        2,200                        26.83
7/20/00                          600                        26.92
7/21/00                          200                        26.96
7/24/00                          800                        26.92
7/25/00                        1,200                        26.87
7/26/00                        4,600                        26.66
7/31/00                        1,200                        26.68
8/1/00                         3,500                        26.61
8/3/00                         3,600                        26.42
8/7/00                           300                        27.13
8/10/00                        1,300                        29.37
8/11/00                        2,000                        29.87
8/14/00                        1,300                        29.84
8/16/00                        2,900                        29.92
8/21/00                        8,200                        29.67
8/22/00                        2,400                        29.93
8/23/00                        1,800                        29.73
8/24/00                        3,000                        29.66
8/25/00                        4,700                        29.66
8/28/00                        1,600                        29.91
8/30/00                        1,600                        29.51
8/31/00                          900                        29.64
9/1/00                         1,300                        29.72
9/5/00                         1,900                        29.59
9/6/00                         8,400                        28.75
9/7/00                         2,700                        28.96
9/11/00                        1,600                        32.15
9/12/00                        7,100                        32.32
9/13/00                        2,800                        32.21
9/15/00                        3,800                        32.87
9/18/00                        2,100                        32.99
9/20/00                          700                        33.03
9/21/00                        2,000                        33.22
9/22/00                        2,600                        32.99
9/25/00                          300                        33.38

                                  SCHEDULE E
                                  ----------

                             Jonas Partners, L.P.
                             --------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
6/16/00                        2,050                        18.74
6/19/00                          300                        18.41

                                  SCHEDULE G
                                  ----------

                                William Ehrman
                             --------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------
5/2/00                      (42,556)                        22.88

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